                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. *

                             NEW WORLD BRANDS, INC.

                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   64926N 10 6
                                 (CUSIP Number)

                           Maple Leaf Distillers, Inc.
                             251 Saulteaux Crescent
                              Winnipeg, MB R3J 3C7
                                  204-940-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 19, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note :  Schedules  filed in paper format shall include a signed  original and five copies of the schedule,  including all  exhibits.  Seess.240.13d-7  for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP No.   64926N106
     1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons
        (entities only)Maple Leaf Distillers, Inc.  Its Canadian Tax
         Identification Number is 886579457 RC0001
     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
     3.  SEC Use Only
     4.  Source of Funds (See Instructions)
         WC
     5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)
     6.  Citizenship or Place of Organization -
         A Manitoba corporation organized under the Canada Business Corporation
         Act.
Number of Shares                7.                           Sole Voting Power
Beneficially                                                 5,500,000
Owned by
Each
Reporting
Person With
                                8.                           Shared Voting Power
                                                             -0-
                                9.                           Sole Dispositive
                                                             Power 5,500,000
                                10.                          Shared Dispositive
                                                             Power -0-
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          5,500,000
     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)    o
     13.  Percent of Class Represented by Amount in Row (11)
          14.9%
     14.  Type of Reporting Person (See Instructions)
          CO

Item 1.              Security and Issuer
Common Stock, par value $.01 of New World Brands, Inc., whose address is 16504
Stonehave Road, Miami Lakes, FL  33014.

Item 2.              Identity and Background
  a.The reporting person is Maple Leaf Distillers, Inc., a Manitoba corporation.
  b.The reporting person's address is 251 Saulteaux Crescent, Winnipeg, MB
    R3J 3C7.
  c.The reporting person is a spirits distiller.
  d-e.During the last five years, the Reporting Person has not been convicted in  a criminal  proceeding (excluding  traffic violations  or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
  f.The reporting person is a Manitoba corporation in Winnipeg Manitoba, organized pursuant to the Canada Business Corporation Act.

Item 3.              Source and Amount of Funds or Other Consideration
The reporting person used working capital to acquire the stock.

Item 4.              Purpose of Transaction
In connection with the transaction, the Reporting Person acquired the Issuer
Common Stock as an investment.

     (a) The Reporting Person is not aware of any plans or proposals that relate to or  would  result  in  the  acquisition  by  any  person  of  additional securities of the Issuer or the disposition of securities of the Issuer.

     (b) The Reporting Person is not aware of any plans or proposals that relate to or would result in an  extraordinary  corporate  transaction,  such as a merger,  reorganization or liquidation,  involving the Issuer or any of its subsidiaries.

     (c) The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material  amount of assets of the Issuer or of any of its subsidiaries.

     (d) The Reporting  Person is not aware of any other material  change in the
     Issuer's business or corporate structure,  including but not limited to, if the issuer is a  registered  closed-end  investment  company,  any plans or proposals to make any changes in its investment  policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

     (e) The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present  capitalization or dividend policy of the Issuer other than as described herein.

     (f) The Reporting  Person is not aware of any other material changes in the
     Issuer's business or corporate structure.

     (g) The  Reporting  Person  is not  aware of any  changes  in the  Issuer's charter,  bylaws or  instruments  corresponding  thereto or other  actions, which may impede the acquisition or control of the Issuer by any person.

     (h) The Reporting Person is not aware of any plans or proposals that relate to or would result in the  securities  of the Issuer to be delisted  from a national  securities  exchange or to cease to be authorized or to be quoted in an inter-dealer  quotation  system of a registered  national  securities association.

     (i) The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity  securities of the Issuer  becoming eligible for  termination of registration  pursuant to Section  12(g)(4) of the Act.

     (j) The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.                 Interest in Securities of the Issuer

     (a) The reporting  person acquired  5,000,000 shares of common stock of New
     World Brands, Inc. common stock and previous had acquired 500,000 shares in prior transaction.  The reporting person has sole power to vote and dispose of 5,500,000 shares, representing 14.9% of the outstanding New World Brands common  stock.  The  reporting  person also holds options to purchase up to
     750,000 shares of common stock at $.50 per share through May 19, 2009.

     (b) - (e) are not applicable

Item 6.              Contracts, Arrangements, Understandings or Relationships
                        with Respect to Securities of the Issues

     There  are  no  applicable  contracts,   arrangements,   understandings  or
     relationships.

Item 7.                   Material to be Filed as Exhibits

                                   SIGNATURES

     After  reasonable  inquiry  and to the  best of  each of the  undersigned's knowledge and belief,  each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:             May 24, 2004

              Maple Leaf Distillers, Inc.

By:           /s/ Costas Ataliotis, President

                                                   End of Filing